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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                AMENDMENT NO. __

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Walter Industries, Inc.
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                                (NAME OF ISSUER)


                     Common Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                  93317 Q 10 5
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                                 (CUSIP NUMBER)



                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 30, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ]

 CUSIP NO. 93317 Q 10 5           13D       PAGE      2      OF   10      PAGES


 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Asbestos Settlement Trust        59-3304089
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
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 3        SEC USE ONLY
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 4        SOURCE OF FUNDS*

             Not Applicable
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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                        [ ]

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 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida
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                               7      SOLE VOTING POWER

         NUMBER OF                        10,941,326
          SHARES              --------------------------------------------------
       BENEFICIALLY
         OWNED BY              8      SHARED VOTING POWER
           EACH               --------------------------------------------------
         REPORTING
        PERSON WITH            9      SOLE DISPOSITIVE POWER

                                          10,941,326
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                              --------------------------------------------------


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,941,326
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.9%
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14        TYPE OF REPORTING PERSON*

             OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.        SECURITY AND ISSUER.

               This Schedule 13D relates to common stock, par value $.01 per share, of Walter Industries, Inc., a Delaware corporation. The address of Walter Industries is 1500 North Dale Mabry Highway, Tampa, Florida 33607.

ITEM 2.        IDENTITY AND BACKGROUND.

                     ASBESTOS SETTLEMENT TRUST

                     (a)        Asbestos Settlement Trust

                     (b) c/o Kevin E. Irwin, Keating, Muething & Klekamp, 1800 Provident Tower, One East Fourth Street, Cincinnati, Ohio 45202

                     (c) The Trust was established May 31, 1997 to hold assets for and process claims on behalf of persons and properties incurring injury from asbestos products. The establishment of the Trust was pursuant to a Modified Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code for The Celotex Corporation and Carey Canada Inc. in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division.

                     (d)        Not Applicable.

                     (e)        Not Applicable.

                     (f)        Florida

                     TRUSTEE

                     (a)        Frank Andrews

                     (b)        4315 Lovers Lane, Dallas, Texas 75209

                     (c) Frank Andrews was born October 23, 1947 in Houston, Texas. He earned a Bachelor of Arts degree in 1971 from the University of Texas at Austin and received a law degree from Southern Methodist University in 1974. He practiced law with the Dallas, Texas law firm of Scott and Andrews from 1974 through 1986. He then became a Texas District Judge for the 116th District Court for Dallas County, Texas serving from January 1, 1987 through July 7, 1996. Judge Andrews served on the Tort Claimants' Creditors' Committee in the A.H. Robins bankruptcy case and was the pre-trial judge from 1992 to 1996 for the Dallas County Consolidated Silicone

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                                Gel Breast Implant Litigation. He is also a
                                frequent speaker and author on various topics.

                       (d) Frank Andrews, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                       (e) Frank Andrews, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Andrews being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       TRUSTEE

                       (a)      John H. Laeri, Jr.

                       (b) Meadowcroft Associates, Inc., 9 Burr Road, Westport, Connecticut 06880- 4220

                       (c) John H. Laeri, Jr. is the Chairman and a Managing Director of MAI. He spent 32 years on Wall Street before founding MAI and has been involved in all phases of investment banking including research, capital raising, mergers and acquisitions and corporate reorganizations. He has served as Managing Director of The First Boston Corporation and Vice Chairman of Donaldson, Lufkin & Jenrette. He is a graduate of Williams College and served in the United States Marine Corps Reserve for six years. In early 1982, Mr. Laeri established the reorganization group at The First Boston Corporation and built it into the largest such group on Wall Street. From 1982 to 1990, the reorganization group, which specializes in advising corporate debtors and creditors in restructuring financial obligations and in reorganizing entities that have filed for bankruptcy, handled more than 60 restructuring assignments. Mr. Laeri is currently Chairman of the UNR Asbestos-Disease Claims Trust. The Trust was established as part of a reorganization plan under which UNR Industries, Inc. (a publicly-traded, Chicago-based telecommunications company) emerged from bankruptcy in 1989.

                       (d) John Laeri, Jr., during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                       (e) John Laeri, Jr., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Laeri being at any time subject to a judgment, decree

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                                or final order enjoining future violations of,
                                or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (f)      United States citizen.



                       TRUSTEE

                       (a)      Francis E. McGovern

                       (b) Duke University School of Law, Box 90360, Towerview Road and Science Drive, Durham, North Carolina 27708-0360

                       (c) Francis E. McGovern was born November 4, 1945 in Charlottesville, Virginia. He received his Bachelor of Arts degree from Yale University in 1967 and his law degree in 1973 from the University of Virginia. From 1968 through 1971, he served in the United States Marine Corps and held the rank of Captain. Professor McGovern is the present Francis H. Hare Professor of Torts at The University of Alabama School of Law. Following four years in private practice with the Houston, Texas law firm of Vinson & Elkins, Professor McGovern served as a professor and Associate Dean of Cumberland School of Law in Birmingham, Alabama. He joined the faculty of The University of Alabama in 1985 and has served as visiting professor at Boston University School of Law, Massachusetts Institute of Technology, Duke University School of Law and the University of Fribourg (Switzerland). Professor McGovern holds a number of advisory and leadership positions in various legal organizations and is an accomplished writer, having published several dozen articles and books principally concerning complex litigation matters and issues related to mass torts. Professor McGovern has served as special master, court expert or neutral in numerous high-profile cases including the bankruptcy cases involving A.H. Robins, Johns-Manville, National Gypsum and UNR.

                       (d) Francis E. McGovern, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                       (e) Francis E. McGovern, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. McGovern being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (f)      United States citizen.

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                       TRUSTEE

                       (a)      Sharon M. Meadows

                       (b)      356 West Road, New Canaan, Connecticut 06840

                       (c) Sharon M. Meadows received her Bachelor of Arts degree in June, 1974 from Wayne State University of Detroit, Michigan. Ms Meadows earned a Masters Degree in Business Administration in May, 1976, from the University of Michigan Graduate School of Business Administration. From 1976 to 1983, Ms. Meadows was employed by Citibank, N.A. in New York serving as an Account Manager in the Real Estate Industries Division and as Vice President for Institutional Recovery Management. From 1983 to 1994, Ms. Meadows was employed by CS First Boston Corporation in New York. Ms. Meadows' responsibilities at First Boston included heading a 20 member group that provided financial advisory services to troubled companies and their creditors. Ms. Meadows also served as Managing Director of First Boston's Structured Finance Group where she was the co-head of a 40 person group responsible for financing non-investment grade clients in the high yield market. Since 1994, Ms. Meadows has served as director of the Stillwater Mining Company, a $400 million NASDAQ-listed platinum mining company in Denver, Colorado. She is also a director of The Gladney Fund in Fort Worth, Texas. The Gladney Fund is a multi-million dollar fund responsible for financing the activities of a large Texas not-for-profit organization dedicated to assisting young women with problem pregnancies.

                       (d) Sharon M. Meadows, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                       (e) Sharon M. Meadows, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Meadows being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (f)      United States citizen.

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                       TRUSTEE

                       (a)      James W. Stevens

                       (b)      Sixth Floor, 450 Park Avenue, New York, New York
                                10122

                       (c) James W. Stevens received his Bachelor of Arts degree in 1958 from Williams College in Williamstown, Massachusetts. He earned his M.B.A. in Banking and Finance with distinction from New York University in 1964. Mr. Stevens joined First National City Bank, New York (now known as Citicorp/Citibank) in June, 1958 and served as a Vice President from 1967- 1969. In September, 1969, he joined George T. Weymouth and Family in Wilmington, Delaware where he served as President of Six Plus, Inc., a Weymouth/Hobbs family holding company and Executive Vice President of Laird, Inc. In November, 1974, Mr. Stevens joined Citicorp/Citibank, New York, New York and worked in a variety of management positions, including Senior Vice President in charge of money market division, in charge of underwriting and distribution of federal, state and municipal securities; Senior Corporate Officer for Europe and South Africa; Group Executive, Capital Markets Group, responsible for Western Hemisphere merchant banking and investment management activities; and Chairman of Citicorp Venture Capital. In April, 1985, Mr. Stevens joined Dillon Reed & Co., Inc. in New York as Managing Director. In October, 1987, Mr. Stevens joined Prudential Insurance Company of America where he served as Executive Vice President, Chairman and CEO from August of 1993 to December of 1994. Mr. Stevens presently serves as a director or trustee of numerous corporate and charitable organizations.

                       (d) James W. Stevens, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                       (e) James W. Stevens, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Stevens being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (f)      United States citizen.

               John H. Laeri, Jr. was elected Executive Director of the Trust pursuant to its bylaws. The Trust expects to elect additional officers.

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ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Walter Industries, Inc., formerly known as Hillsborough Holdings Corporation, filed for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division on December 27, 1989. Walter Industries was named as co-defendant with The Celotex Corporation in lawsuits seeking damages for asbestos injuries. During the course of that bankruptcy, litigation ensued as to whether the corporate veil between Celotex and Walter Industries, which was the parent of Celotex for a period prior to filing of the two bankruptcies, should be pierced with the effect of providing liability against the Walter Industries bankruptcy estate for all claims against Celotex. These matters were settled in 1995 through the transfer of cash, debt securities of Walter Industries, since redeemed, and 10,941,326 shares of Walter Industries Common Stock to a settlement fund account. The account was established pursuant to an escrow order of the Bankruptcy Court. Upon closing of the Plan of Reorganization of Celotex on May 30, 1997, the Asbestos Settlement Trust was funded and assumed control of the settlement fund, including the 10,941,326 shares of Common Stock of Walter Industries.

ITEM 4.        PURPOSE OF TRANSACTION.

               The purpose of the Trust is to assume the liabilities of The Celotex Corporation and Carey Canada Inc. arising from or relating to asbestos claims and utilize the Trust assets and income to pay holders of allowed asbestos claims. This purpose extends to the Walter Industries Common Stock held by the Trust.

               None of the Trustees are directors or officers of Walter Industries and the Trust and the Trustees do not participate in the management of Walter Industries.

               The Trust has no plans to sell or purchase any of the Common Stock of Walter Industries. However, its plans in this regard could change depending upon various factors, such as the price of the Common Stock, the extent of the Trust's holdings, its availability of funds and the benefit of any such transaction to the Trust.

               Other than as stated above, the Trust has no plans or proposals which relate to or would result in:

                       (a) The acquisition by any person of additional securities of Walter Industries, or the disposition of securities of Walter Industries;

                       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Walter Industries or any of its subsidiaries;

                       (c) A sale or transfer of a material amount of assets of Walter Industries or of any of its subsidiaries;

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                       (d)      Any change in the present board of directors or
                                management of Walter Industries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                       (e)      Any material change in the present
                                capitalization or dividend policy of Walter
                                Industries;

                       (f) Any other material change in Walter Industries's business or corporate structure;

                       (g) Changes in Walter Industries's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Walter Industries by any person;

                       (h) Causing a class of securities of Walter Industries to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                       (i) A class of equity securities of Walter Industries becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

                       (j) Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

               The Trust is the beneficial owner of 10,941,326 shares of Common Stock of Walter Industries which constitutes 19.9% of such stock outstanding based on the Issuer's Form 10-Q for the quarter ended February 28, 1997.

               The Trust has the sole power to vote and dispose of the Common Stock. None of the Trustees individually owns any of the Common Stock.

               Except as reported above, neither the Trust nor any of the Trustees has effected any transactions in Walter Industries Common Stock during the past 60 days.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Trust is bound by a Stockholders' Agreement between Walter Industries, Inc. and The Celotex Corporation, in its capacity as the Celotex Settlement Fund Recipient, dated March 17, 1995. That Agreement requires the Trust to vote its Walter Industries stock in proportion to the votes cast by the other holders of that stock. The Trust is required to be present, in person or by proxy, at all meetings so that its stock may be counted for the purpose of determining a

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quorum. These provisions apply to any other voting securities of Walter
Industries acquired by the Trust as a result of its ownership of that stock, whether by reason of reclassification, split or similar action. The Trust may not sell, give, assign, hypothecate, grant a security interest in or otherwise dispose of that stock to a beneficiary of the Trust or a creditor of Celotex unless that person agrees to be bound by these terms.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               1.      Trust Agreement executed May 31, 1997

               2. Modified Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code for the Celotex Corporation and Carey Canada Inc.

               3. Stockholders' Agreement between Walter Industries, Inc. and The Celotex Corporation, in its capacity as the Celotex Settlement Fund Recipient dated March 17, 1995.

               4.      Power of Attorney.

                            ASBESTOS SETTLEMENT TRUST


Dated: June 9, 1997               BY:/s/John H. Laeri, Jr.
                                     -----------------------------------------
                                        John H. Laeri, Jr., Executive Director



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